Biodexa Pharmaceuticals PLC

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

June 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Dan Crawford

Re:	Biodexa Pharmaceuticals PLC
Registration Statement on Form F-1 (File No. 333-279994)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Biodexa Pharmaceuticals PLC (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m., Eastern Time, on June 14, 2024, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Jason S. McCaffrey of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-4416 or by an email to JSMcCaffrey@mintz.com.

Thank you for your assistance. If you should have any questions, please contact Mr. McCaffrey at (617) 348-4416.

Very truly yours,

BIODEXA PHARMACEUTICALS PLC

By: /s/ Stephen Stamp
Name: Stephen Stamp
Title: Chief Executive Officer & Chief Financial Officer

cc:         Jason S. McCaffrey, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.